Exhibit 97

Form of

CLAWBACK POLICY

FRONTIER COMMUNICATIONS PARENT, INC.

1.POLICY

In accordance with Rule 5608 of the Nasdaq (“Nasdaq”) listing rules (the “Listing Rules”) and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), the Board of Directors (the “Board”) of Frontier Communications Parent, Inc. (the “Company”) has adopted this Clawback Policy (this “Clawback Policy”) to provide for the recovery of erroneously awarded incentive-based compensation from Officers of the Company.

2.APPLICABILITY

This Clawback Policy applies to all current or former “Officers” of the Company (as defined below) who received Excess Incentive Compensation (as defined below) during the Recoupment Period (as defined below).  For purposes of this Clawback Policy, “Officers”  means (i) each individual who is or was during the Recoupment Period designated by the Board as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act, and (ii) each other individual who is or was during the Recoupment Period identified by the Committee from time to time as being covered by this Clawback Policy. For the avoidance of doubt, the identification of an Officer for purposes of this Clawback Policy shall include, at a minimum, each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K or Item 6.A of Form 20-F, as applicable, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the individual acting in such capacity, or the controller).

3.RECOUPMENT/CLAWBACK

In the event of a Restatement (as defined below), the Compensation and Human Capital Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (as applicable, the “Committee”) shall require a current or former Officer to reimburse, repay or otherwise forfeit any Excess Incentive Compensation (as defined below) “received” by such Officer at any time during the three completed fiscal years immediately preceding a Restatement Determination (as defined below) (such period, the “Recoupment Period”).  For purposes of this Clawback Policy, Incentive Compensation is deemed “received” during the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

“Excess Incentive Compensation”  means, as determined on a pre-tax basis, that amount of Incentive Compensation that was received by the Officer during the Recoupment Period and following the effective date of this Clawback Policy, based on the incorrectly reported financial results of the Company, over the Incentive Compensation that would have been received by the Officer if such amount(s) had been determined based on the financial results of the Company set forth or reflected in the Restatement, in each case, as determined by the Committee.  If the Committee cannot reasonably determine the amount of Excess Incentive Compensation received by the Officer based on the information set forth or reflected in the Restatement, then it will make its determination based on a reasonable estimate of the effect of the Restatement on the Company.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are financial reporting measures for purposes of this Clawback Policy. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

“Incentive Compensation”  means any cash, equity-based or equity-linked compensation to the extent the amount is paid, earned, vested or granted based wholly or in part on the attainment of one or more Financial Reporting Measures.

“Restatement” means an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period, in each case, without regard to fault.

“Restatement Determination” means the earlier to occur of (i) the date the Board,  the Committee and/or management concludes (or reasonably should have concluded) that a Restatement is required,  or (ii) the date a regulator, court or other legally authorized entity directs the Company to prepare a Restatement of a previously issued financial statement.

In the event of a Restatement, the Committee shall promptly determine the amount of any Excess Incentive Compensation for each Officer in connection with such Restatement and shall promptly thereafter provide each Officer with a written notice containing the amount of Excess Incentive Compensation and a demand for repayment or return, as applicable.  The Committee shall have discretion to determine the appropriate means of recovery of Excess Incentive Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery.  Without limiting the generality of the foregoing, means of recovery under this Clawback Policy may include, without limitation (but solely to the extent permitted by applicable law), deductions or other offsets from compensation due and owing to the applicable Officer. The right of recovery under this Clawback Policy shall run in favor of the Company and its parents and subsidiaries.

4.ADMINISTRATION OF CLAWBACK POLICY

Administration of this Clawback Policy is incumbent on the Committee.  The Committee is authorized to interpret and construe this Clawback Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Clawback Policy and for the Company’s compliance with the Listing Rules, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith.    Any determinations made by the Committee shall be final and binding on all affected individuals.

Notwithstanding anything set forth herein to the contrary, the Company shall not be required to seek recovery of compensation under this Clawback Policy (i) if the

Committee reasonably determines that the direct expenses to be paid to a third party to recover the Excess Incentive Compensation would exceed the amount of the compensation to be recovered, making recovery impracticable, and provides all required information to Nasdaq, (ii) if recovery would be in violation of home country law which law was adopted prior to November 28, 2022 provided that, before determining that it would be impracticable to recover any amount of Excess Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq, or (iii) if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. In connection with the foregoing, the Committee must also make a determination that, as a result of any or all of the foregoing, recovery under this Clawback Policy would be impracticable.

5.NO INDEMNIFICATION

None of the Company or any of its subsidiaries shall be permitted to indemnify,  insure or otherwise reimburse any Officer against (i) the loss of any Excess Incentive Compensation that is repaid, returned or recovered pursuant to the terms of this Clawback Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Clawback Policy.

6.OTHER RECOVERY RIGHTS

This Clawback Policy shall be binding and enforceable against all Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Clawback Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Officer to abide by the terms of this Clawback Policy.   Any right of recovery under this Clawback Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule (including Section 304 of the Sarbanes-Oxley Act of 2002), or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

7.EFFECTIVENESS OF CLAWBACK POLICY

This Clawback Policy will become effective on October 2, 2023, and will thereafter remain in effect for an indefinite period of time, provided, however, that this Clawback Policy may be suspended or terminated by the Board of Directors at any time.   The adoption and effectiveness of this Clawback Policy shall not limit the ability of the Board of Directors and/or the Committee to recoup compensation under, or otherwise enforce the terms of, the Clawback Policy of Frontier Communications Parent, Inc., as in effect prior to the effectiveness of this Clawback Policy (the “Prior Policy”), with respect to compensation received prior to October 2, 2023 or with respect to individuals covered by the Prior Policy.

ATTESTATION AND ACKNOWLEDGEMENT OF CLAWBACK POLICY

By my signature below, I acknowledge and agree that:

•I have received and read the attached Clawback Policy (this “Clawback Policy”).

•I hereby agree to abide by all of the terms of this Clawback Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Excess Incentive Compensation to the Company as determined in accordance with this Clawback Policy.  I hereby agree that this Clawback Policy does not consitute a breach of any provision of my employment agreement or other compensatory agreement or arrangement with the Company.

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[Officer Name]

Date: